                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.
                            (Amendment No. 1)

                                  GENUITY INC.
       (Name of Subject Company (Issuer) Name of Filing Person (Offeror))

           Options to Purchase Common Stock, Par Value $0.01 Per Share Under Genuity Inc's 2000 Long-Term Stock Incentive Plan and
                      Outside Directors' Compensation Plan

                         (Title of Class of Securities)

                                    37248E103
                      (CUSIP Number of Class of Securities)

                                 Paul R. Gudonis
                Chairman of the Board and Chief Executive Officer
                                  Genuity Inc.
                              225 Presidential Way
                           Woburn, Massachusetts 01801
                                 (781) 865-2000
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                    Copy to:
                              Robert F. Hayes, Esq.
                              Patrick O'Brien, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         Transaction Valuation*                      Amount of Filing Fee**
--------------------------------------------------------------------------------
              $53,880,990                                   $10,777
--------------------------------------------------------------------------------
* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 52,824,500 shares of common stock of Genuity Inc. having an aggregate value of $53,880,990 as of December 3, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

**       Previously paid

 [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    Not Applicable.    Filing Party:     Not Applicable.

         Form or Registration No.:  Not Applicable.    Date Filed:       Not Applicable.

 [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]   third-party tender offer subject to Rule 14d-1.

         [X]   issuer tender offer subject to Rule 13e-4.

         [_]   going-private transaction subject to Rule 13e-3.

         [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]

                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Genuity Inc. (the "Company") with the Securities and Exchange Commission on December 3, 2001 relating to an offer by the Company to its employees and directors to exchange all outstanding options granted on or after June 30, 2000 and on or prior to May 31, 2001 under the Genuity Inc. 2000 Long-Term Stock Incentive Plan and Genuity Inc. Outside Directors' Compensation Plan (collectively, the "Plans") to purchase shares of the Company's Class A common stock, par value $0.01 per share, for new options to be granted by the Company under the Plans and upon the terms and conditions described in the Offer to Exchange and the related election forms.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (b) The information set forth in the Supplement to the Offer to Exchange is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The information set forth in the Supplement to the Offer to Exchange and the Tax Supplement to the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in the Supplement to the Offer to Exchange is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (b) The sale of the Company's Class A common stock by Edward D. Horowitz was incorrectly disclosed in the Schedule TO-I (incorporated by reference from Section J ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") of the Offer to Exchange) filed on December 3, 2001. The correct disclosure is as follows: "On November 8, 2001, Edward D. Horowitz bought 50,000 shares of our common stock at $1.52 per share."

ITEM 12. EXHIBITS

     (a)  (1) Offer to Exchange, dated December 3, 2001.*

          (2) Form of Election Form for Employees Without Stock Options Granted On or After June 3, 2001.*

          (3) Form of Election Form for Employees Receiving Stock Options between June 3, 2001 and December 3, 2001.

          (4)  Form of Election Form for Executive Employees.

          (5)  Form of Election Form for Directors.*

          (6) Memorandum from Paul Gudonis to United States Employees of Genuity dated November 30, 2001.*

          (7) Memorandum from Paul Gudonis to International Employees of Genuity dated November 30, 2001.*

          (8) Memorandum from Paul Gudonis to the Directors of Genuity dated November 30, 2001.*

          (9)  E-mail notifications relating to the Offer.*


          (10) The Company's annual report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 (incorporated herein by reference).

          (11) The Company's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 (incorporated herein by reference).

          (12) Supplement to the Offer to Exchange, dated December 13, 2001.

          (13) Tax Supplement to the Offer to Exchange, dated December 13, 2001.


     (b)  Not applicable.

     (d) (1) The Genuity Inc. 2000 Long Term Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Form S-1, as amended File No. 333-34342).

          (2) The Genuity Inc. Outside Directors' Compensation Plan (incorporated herein by reference to Exhibit 10.2 of the Form S-1, as amended (File No. 333-34342).

     (g)  Not applicable.

     (h)  Not applicable.

------------------
* Previously filed.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

Date:  December 13, 2001

                                           GENUITY INC.

                                           By: /s/ Paul R. Gudonis
                                               ---------------------------------
                                               Name:  Paul R. Gudonis
                                               Title: Chairman of the Board and
                                                      Chief Executive Officer

                                INDEX TO EXHIBITS

Exhibit
Number

(a)(1)   Offer to Exchange, dated December 3, 2001.*

(a)(2) Form of Election Form for Employees Without Stock Options Granted On or After June 3, 2001.*

(a)(3) Form of Election Form for Employees Receiving Stock Options between June 3, 2001 and December 3, 2001.

(a)(4)   Form of Election Form for Executive Employees.

(a)(5)   Form of Election Form for Directors.*

(a)(6) Memorandum from Paul Gudonis to United States Employees of Genuity dated November 30, 2001.*

(a)(7) Memorandum from Paul Gudonis to International Employees of Genuity dated November 30, 2001.*

(a)(8) Memorandum from Paul Gudonis to the Directors of Genuity dated November 30, 2001.*

(a)(9)   E-mail notifications relating to the Offer.*

(a)(10) The Company's annual report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001 (incorporated herein by reference).

(a)(11) The Company's quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 (incorporated herein by reference).

(a)(12)  Supplement to the Offer to Exchange, dated December 13, 2001.

(a)(13)  Tax Supplement to the Offer to Exchange, dated December 13, 2001.

(d)(1) The Genuity Inc. 2000 Long Term Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Form S-1, as amended (File No. 333-34342).

(d)(2) The Genuity Inc. Outside Directors' Compensation Plan (incorporated herein by reference to Exhibit 10.2 of the Form S-1, as amended (File No. 333-34342).

------------------------

* Previously filed.